February 27, 2019

Jeremy Hodara
Co-Chief Executive Officer
Jumia Technologies AG
Charlottenstra e 4
10969 Berlin, Germany

       Re: Jumia Technologies AG
           Amendments No. 1 and 2
           Draft Registration Statement on Form F-1
           Submitted January 31 and February 12, 2019
           CIK No. 0001756708

Dear Mr. Hodara:

      We have reviewed your amended draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Amendment No. 2, Submitted February 12, 2019

Prospectus Summary, page 1

1. We note your response to comment 3. If you will be a controlled company after this offering, please disclose that fact in this section and include appropriate risk factor disclosure.
 Jeremy Hodara
FirstName LastNameJeremy Hodara
Jumia Technologies AG
Comapany NameJumia Technologies AG
February 27, 2019
February 27, 2019 Page 2
Page 2
FirstName LastName
Summary Consolidated Financial and Operating Data
Consolidated Statement of Profit or Loss, page 14

2. The amount presented for Revenue in U.S. Dollars does not appear to be correct based on an exchange rate of E1.00 to U.S. $1.1456. Please revise as appropriate or tell us why you believe no such revision is required.
Dilution, page 71

3. Please revise to disclose your historical net tangible book value as of December 31, 2018 on an aggregate basis and per ordinary share. As it appears this information is currently available it should be populated in the next amendment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 75

4. We note your response to comment 7 and your disclosure on page 86 that "an increase in gross profit was more than offset by higher fulfillment expense and adjusted general and administrative expense." In an appropriate place in this section please revise your disclosure to provide investors with an analysis of your losses so that they can determine whether the losses will continue or are related to one-time events. In this regard, your discussion should address those key variable and other qualitative and quantitative factors that are necessary for an understanding and evaluation of trends relating to your operations, including your losses.
Critical Accounting Estimates and Judgments, page 87

5. We note from your response to comment 10 that you do not consider your revenue recognition accounting policies to be a critical accounting policy. However, we note you adopted IFRS 15, Revenue from Contracts with Customers effective January 1, 2018. In addition, you disclose in Note 3 on page F-19 that you applied certain significant judgments in applying the new standard. In light of your disclosure, please tell us why you believe the application of IFRS 15 did not involve any significant estimates or judgments that may represent critical accounting policies for which disclosure is required.
6. Once you have an estimated offering price or price range for shares to be issued in this offering, please explain to us in detail how you determined the fair value of the common stock underlying your equity issuances and disclose the reasons for any disparity between the valuations of your common stock in the twelve month period leading up to the initial public offering and the estimated offering price.
 Jeremy Hodara
FirstName LastNameJeremy Hodara
Jumia Technologies AG
Comapany NameJumia Technologies AG
February 27, 2019
February 27, 2019 Page 3
Page 3
FirstName LastName
Business
Jumia Logistics, page 106

7. We note your disclosure in the first paragraph on page 107 that for the nine months ended
         September 30, 2018 about a third of your packages were delivered to rural cities and about a fifth to secondary cities. Please update to provide this information for the year ended
         December 31, 2018 or tell us why you believe no such revision is necessary.
Share-Based Incentive Plans, page 130

8. We note your disclosure that you exchanged call options issued to approximately 200 participants under your 2016 Plan against call options in your 2019 Plan during 2019.
         Please tell us and disclose how you plan to account for the exchange of these options under IFRS.
Consolidated Financial Statements
Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2018 and
2017, page F-4

9. We note that you have net losses for the years ended December 31, 2018 and 2017. Thus it appears you should retitle your statements of comprehensive income to be statements of operations and comprehensive income (loss). Please revise or tell us why you believe no revision is necessary.
Consolidated Statement of Cash Flows For the Years Ended December 31, 2018 and 2017, page
F-6

10. We note that you classified E350 thousand of cash flows related to the buyback of non-
         controlling interests within investing activities in your statement of cash flows. Based on the guidance in paragraph 17 of IAS 7 it appears that cash used to buyback non-
         controlling interests should be classified within financing activities on the statement of cash flows. Please revise or tell us why you believe no such revision is necessary.
Note 2.f) Financial instruments   initial recognition and subsequent
measurement, page F-9

11. We note your disclosure that you applied IFRS 9 prospectively, with an original application date of 1/1/2018. However, paragraph 7.2 provides that IFRS 9 should be adopted retrospectively. Please explain how and why you determined that prospective adoption of this standard was appropriate and in accordance with IFRS
9.
Note 5. Material partly-owned subsidiaries, page F-23

12. We note your disclosure that the equity interest held by the non-controlling interests declined in 2018 primarily as a result of the roll-up of participations in subsidiaries from the previous share-based compensation plan to participations in the holding entity (Jumia
         UG & Co.) which was legally executed during 2018. In order to assist us in
 Jeremy Hodara
Jumia Technologies AG
February 27, 2019
Page 4
      understanding this disclosure, please explain these roll-up transactions. In this regard, a diagram may help facilitate analysis. Please also tell us how these roll-up transactions are reflected in your disclosures in Note 13 Share-based compensation on pages F-30 through F-33. We may have further comment.
        You may contact Sondra Snyder, Staff Accountant at 202-551-3332 or Jim Allegretto,
Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott M. Anderegg, Staff
Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameJeremy Hodara
                                                            Division of
Corporation Finance
Comapany NameJumia Technologies AG
                                                            Office of Consumer
Products
February 27, 2019 Page 4
cc:       Krystian Czerniecki
FirstName LastName